SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Tropicana Entertainment Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89708X 105
(CUSIP Number)

Keith Schaitkin, General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  89708X 105

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
17,862,706

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
17,862,706

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.89%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  89708X 105

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,862,706

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,862,706

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.89%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  89708X 105

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,862,706

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,862,706

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.89%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  89708X 105

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,862,706

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,862,706

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.89%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 9, 2010 by the Reporting Persons and certain affiliates thereof and as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by Tropicana Entertainment Inc. (the “Issuer”) is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons hold, in the aggregate, 17,862,706 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons that are being reported in this Schedule 13D was approximately $9.9 million (including commissions to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the purchaser.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,862,706 Shares, representing approximately 67.89% of the Issuer's outstanding Shares (based upon the 26,312,500 Shares stated to be outstanding as of October 31, 2012 according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012).

(b) Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 17,862,706 Shares. Each of Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.  Each of Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Enterprises Holdings (as disclosed in Item 2 of the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Enterprises Holdings directly beneficially owns. Each of Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected in the past sixty days, inclusive of any transactions effected through 5:00 p.m., New York City time, on November 19, 2012. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price Per Share (U.S.$)
Icahn Enterprises Holdings	November 19, 2012	733,047	13.50

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2012

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN